December 10, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. John M. Hartz
Senior Assistant Chief Accountant

	Re:	RPM International Inc.
Definitive Proxy Statement on Schedule 14A
Filed August 27, 2010
File No. 1-14187
Dear Mr. Hartz:
     On behalf of RPM International Inc. (the “Company”), this letter responds to the comments the Company received from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated November 10, 2010. For your convenience, we have repeated your comments in italics, and the Company’s responses are set forth immediately below the corresponding comment of the Commission.
Definitive Proxy Statement Filed August 27, 2010
Compensation Discussion and Analysis, page 22;
Role of Executives in Determining Compensation, page 24
SEC Comment #1:
With a view towards future disclosure, please tell us about the role of your Chief Executive Officer in determining his own compensation. In doing so, please address whether he attends meetings with the Compensation Committee when his compensation is determined and whether he makes recommendations with respect to his own compensation.

Securities and Exchange Commission
December 10, 2010

Response:
     As described in the Company’s Definitive Proxy Statement, the Compensation Committee of the Board of Directors reviews and determines the salary and bonus compensation of the Chief Executive Officer, as well as reviews and recommends to the Board of Directors for its approval the compensation of the other executive officers of the Company. The Chief Executive Officer makes recommendations to the Compensation Committee with the intent of keeping the Company’s executive officer pay practices aligned with the Company’s intended pay philosophy, and the Compensation Committee must approve any recommended changes before they can be made.
     For example, in July 2010, the Chief Executive Officer met with the Compensation Committee and recommended an increase in the base salary for each of the Company’s named executive officers, including the Chief Executive Officer, for fiscal 2011. The Chief Executive Officer’s recommendation was based upon an analysis of:
•	The Company’s fiscal 2010 operating results (excluding certain items);

•	A comparison of the five-year cumulative total returns among the Company, the S&P Index and the Company’s peer group of companies as set forth in the Definitive Proxy Statement; and

•	Base salary and bonus compensation information for 2009 and 2010, and proposed amounts for 2011.
     After the Chief Executive Officer made his recommendation, the Compensation Committee met in an executive session without the Chief Executive Officer present to consider his recommendations. The Compensation Committee then approved the named executive officers’ compensation, including the Chief Executive Officer’s compensation, as set forth in the Definitive Proxy Statement.
     In future filings, the Company will expand its discussion of the role of the Chief Executive Officer in determining his own compensation, including his attendance and participation in meetings of the Compensation Committee at which recommendations concerning his and the other named executive officers’ compensation are made and considered.
Annual Cash Compensation, page 25
SEC Comment #2:
We note disclosure that Mr. Knoop was awarded an additional 20% of his base salary as a result of achieving a non-financially measured management objective. With a view towards future disclosure, please provide us with a materially complete description of the objective and what, in the committee’s view, Mr. Knoop did to achieve this objective.

Securities and Exchange Commission
December 10, 2010

Response:
     As described in the Definitive Proxy Statement, for fiscal 2010 the Compensation Committee determined that the annual cash incentive awards for the named executive officers would range from zero to 133% of salary, with a target of 100% of salary. The following criteria were considered in determining the actual cash incentive awards for fiscal 2010:
•	If the Company achieved its planned percentage increase of earnings before interest and taxes, the named executive officer would receive an award equal to 50% of his base salary;

•	If the Company achieved its consolidated performance objectives (as described in more detail in the Definitive Proxy Statement), the named executive officer would receive an award equal to 30% of his base salary;

•	The Chief Executive Officer, in the exercise of his discretion, could award the named executive office an additional award of up to 20% of his base salary based on the achievement of non-financially measured management objectives; and

•	The named executive could earn an additional award of up to 33% of his base salary if the Company achieved exceptional growth in financially measured objectives.
     Based on the achievement by the Company of the first two criteria listed above, the named executives each were awarded incentive compensation equal to approximately 80% of their base salaries. In addition, Mr. Knoop was awarded an additional 20% of his base salary as a result of achieving a non-financially measured management objective as determined in the discretion of the Chief Executive Officer.
     Mr. Knoop achieved his non-financially measured management objective, as determined in the discretion of the Chief Executive Officer, by assuming the additional responsibility for the management of the legal function of the Company starting with fiscal 2010.
     In future filings, the Company will expand its disclosure in the event that a named executive officer receives an award based upon the achievement of a non-financially measured management objective to provide further detail concerning any such non-financially measured management objective and what the recipient did to achieve any such objective.
Equity Compensation, page 26
SEC Comment #3:
With a view towards future disclosure, please tell us how the Compensation Committee determined the amounts of equity award given to each of your named executive officers.

Securities and Exchange Commission
December 10, 2010

Response:
     As described in the Definitive Proxy Statement, the Company grants a variety of stock-based awards, including awards of restricted stock and stock appreciation rights, under the Company’s Amended and Restated 2004 Omnibus Equity and Incentive Plan (the “Omnibus Plan”). The Compensation Committee administers the Omnibus Plan. The Chief Executive Officer makes annual recommendations to the Compensation Committee regarding the type and amount of equity awards for the Chief Executive Officer and the other named executive officers.
     The Compensation Committee considers the following factors in determining the equity incentive compensation component of the named executive officers’ compensation:
•	The value of similar incentive awards to named executive officers in the Company’s peer group and other similar companies; and

•	Awards given to the named executive officers in past years.
     In future filings, in response to this Comment #3 and consistent with the Company’s response to Comment #1 set forth above, the Company will expand its discussion of the determination of equity incentive compensation.
Compensation-Related Risk Assessment, page 31
SEC Comment #4:
We note your disclosure in response to Item 402(s) of Regulation S-K that you have determined that it is not reasonably likely that your compensation programs would have a material adverse effect on your company. Please describe for us the process you undertook to reach the conclusion that disclosure is not necessary.
Response:
     As described in the Company’s Definitive Proxy Statement, the Company’s Board of Directors has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors has the responsibility to evaluate the risk management process to ensure its adequacy and that it is implemented properly by management. The Board of Directors meets regularly with senior management, including the executive officers, to discuss strategy and risks facing the Company.
     The Committees of the Board of Directors assist the Board of Directors in fulfilling its oversight responsibilities in certain areas of risk. The Compensation Committee assists the Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks arising from the Company’s compensation policies and programs, including overseeing the Company’s compensation-related risk assessment.

Securities and Exchange Commission
December 10, 2010

     Both the Company’s senior management and the members of the Compensation Committee discussed and considered the implications of the disclosure requirements set forth in Item 402(s) of Regulation S-K. After considering the Company’s compensation program as a whole and receiving the input of the Compensation Committee, senior management concluded that risks arising from the Company’s compensation policies and practices applicable to its employees are not reasonably likely to have a material adverse effect on the Company. In reaching that conclusion, senior management considered, among other things, the general performance-based philosophy of the Company’s compensation program, the material consistency of the Company’s compensation structure throughout all key employee levels of the Company, the balance of long and short term components of compensation and the Company’s risk profile generally. Since the Company concluded that its compensation structures are not reasonably likely to have a material adverse effect on the Company, the Company determined that disclosure regarding the Company’s policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives was not necessary.
     We hope that this letter is responsive to your comments. Should you require further information or if there are any questions concerning the responses set forth above, please do not hesitate to contact me or, in my absence, Gregory S. Harvey ((216) 622-8253; gharvey@calfee.com).

Very truly yours,
/s/ John J. Jenkins
John J. Jenkins

cc:	Robert L. Matejka Edward W. Moore Thomas F. McKee